EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Organization
Renaissance Acquisition Corp.	Delaware, USA

The following is a list of subsidiaries of the Registrant before giving effect to the business combination described in the S-4:

Name	Jurisdiction of Organization
FCI Merger Sub I, Inc.	Delaware, USA
FCI Merger Sub II, LLC	Delaware, USA